 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

14 July 2016

BP estimates all remaining material Deepwater Horizon liabilities

BP announced today that following significant progress in resolving outstanding claims arising from the 2010 Deepwater Horizon accident and oil spill, it can now reliably estimate all of its remaining material liabilities in connection with the incident.

As a result, taking into account this estimate together with other positive tax adjustments, BP expects to take an after-tax non-operating charge of around $2.5 billion in its second quarter 2016 results.

This charge is expected to include a pre-tax non-operating charge associated with the oil spill of around $5.2 billion. This would bring the total cumulative pre-tax charge relating to the Deepwater Horizon incident to $61.6 billion or $44.0 billion after tax.

BP believes that any further outstanding Deepwater Horizon-related claims not covered by this additional charge will not have a material impact on the Group's financial performance. It will deal with remaining claims in the ordinary course of business.

Brian Gilvary, BP chief financial officer said: "Over the past few months we've made significant progress resolving outstanding Deepwater Horizon claims and today we can estimate all the material liabilities remaining from the incident. Importantly, we have a clear plan for managing these costs and it provides our investors with certainty going forward."

Gilvary reconfirmed that BP expects to continue to use proceeds of divestments to meet Deepwater Horizon commitments in line with the financial framework laid out in previous quarters.

A year ago, BP reached agreements to settle outstanding federal, state and local government claims arising from Deepwater Horizon. In the months since, BP has made much further progress in resolving outstanding claims arising from the incident.

PSC settlement - the Court and the Deepwater Horizon Court Supervised Settlement Program have been progressing the remaining economic and property damage claims relating to the 2012 Plaintiffs' Steering Committee (PSC) settlement, including through simplified and accelerated procedures for processing certain claims. Today's announced charge includes the estimated cost of settling all outstanding business and economic loss claims under that settlement, which are expected to be paid by 2019.

Opt-out and excluded claims - there has also been significant progress in resolving economic loss and property damage claims from individuals and businesses that either opted out of the PSC settlement and/or were excluded from that settlement. In February 2016, the US federal district court estimated that there were more than 85,000 valid opt-out and excluded economic loss plaintiffs. The vast majority of these claims have since been settled or dismissed as an order of the court today confirms.  An estimate of the cost of the remaining claims, expected to be paid by the end of 2016, is also included in this charge.

Securities litigation - in June, BP announced a $175 million settlement of claims from a class of post-explosion ADS purchasers in the MDL 2185 securities litigation, payable during 2016 - 2017. This cost is also included in today's announced charge.

Further information:
BP press office, London: +44 (0)207 496 4076, bppress@bp.com

Note:
This announcement contains inside information.

Cautionary statement:
This press release contains certain forward looking statements including statements regarding expectations with respect to non-operating tax charges expected to be taken in BP's second quarter 2016 results, the cumulative pre-tax and post-tax charge relating to Deepwater Horizon, the impact of further outstanding Deepwater Horizon-related claims on BP's financial performance, and the timing of payments to settle or resolve certain claims. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ from those expressed in such statements depending on a variety of factors including those discussed in this release.

David Nicholas
Head of group press office
BP p.l.c.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 July 2016

/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary